DEXIA

Group

03 OCT 21 ... 7:21

The Secretary-General

03032708

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

October, 7th, 2003

***Attention*: Special Counsel/Office of International Corporate Finance**

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

PROCESSED
OCT 29 2003
THOMSON
FINANCIAL

Dear Sir or Madam

Please find enclosed the English version of the press releases issued by Dexia S.A. this week.

Please do not hesitate to contact me (☎ +32-2-213 57 35) should you have any further queries.

Yours faithfully

Paul Delva
Deputy Secretary General

dw 10/22

DEXIA

PRESS RELEASE COMMUNIQUÉ DE PRESSE PERSBERICHT

Dexia - de Meeussq. 1 B-1000 Brussels - Tel.: 02 222 49 95 - Fax: 02 222 90 90 - pressdexia@dexia.be

7/10/2003
1 P.

«MEDIA»
«NOM»

Dexia Bank sells its participation in Erste Bank

Dexia Bank Belgium has sold its participation of 2% in the Austrian based Erste Bank. Dexia Bank has acquired its participation in Erste Bank through the acquisition of Artesia BC by Dexia in 2001. The stake in Erste bank is no longer considered strategic for the Dexia group. The transaction will result in a capital gain of approximately EUR 48 million.

Dexia Bank verkoopt participatie in Erste Bank

Dexia Bank Belgïe heeft zijn participatie van 2% in de Oostenrijkse bank Erste Bank verkocht. Dexia Bank verkreeg de participatie in Erste Bank via de acquisitie van Artesia BC door Dexia in 2001. Deze participatie werd echter niet langer als strategisch beschouwd voor de Dexia groep. De transactie zal een meerwaarde opleveren van ongeveer EUR 48 miljoen.

Dexia Banque a vendu sa participation dans Erste Bank

Dexia Banque Belgium a vendu sa participation de 2% dans la banque Autrichienne Erste Bank. Dexia Banque a acquis cette participation dans Erste Bank suite au rachat d'Artesia BC en 2001 par Dexia. Cette participation dans Erste Bank n'est cependant plus considérée comme stratégique pour le groupe Dexia. Une plus-value d'environ EUR 48 millions résultera de cette transaction.